

"THE FUTURE OF PHARMA ISN'T ABOUT TREATING ONE DISEASE AT A TIME — IT'S ABOUT *UNLOCKING THE BIOLOGY THAT CONNECTS THEM ALL.* THAT'S PAIR TECHNOLOGY."

*January 2019*

Jackie Iversen, RPh, MS
Founder, Sen-Jam Pharmaceutical

sen-JAM

■ **PITCH VIDEO**    ■ **INVESTOR PANEL**

INVEST IN **SEN-JAM PHARMACEUTICAL**

# Inflammation medicine is the next frontier—we built the platform to define and dominate it

sen-jam.com    Huntington, New York    𝕏  in  f  ◎

| Technology | Notable Angel | Female Founder | B2B | Healthcare |

# Highlights

**VC-Backed**
Raised $250K or more from a venture firm

1. $367B+ TAM across 8 major diseases aimed at metabolic, respiratory, opioid & age-related conditions

2. $730M+ in exits by leadership team Founders and advisors from MIT, Harvard, Mayo, and MSK

3. 60+ global patents granted or pending Strong IP protection across 23 countries

4. 11-asset pipeline; 4 Phase 2-ready Advancing key programs in URI, metabolic, and pain management

5. Partners: NIDA, Duke, KVK-Tech - Trials, studies, and scale manufacturing already underway

6. The most broad spectrum anti-inflammatory since aspirin was invented 125 years ago

7. Unique oral anti-inflammatory with first-line therapeutic potential with the least side effects

8. 505(b)(2) FDA fast track for faster market entry - Lower risk & cost, fast path to commercialization

# Featured Investors

 **Dipika Ghosal**

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**Non-profit support worker for substance abuse issues for nearly 21 years**

"I did my own research into the company and after looking into Sen Jam, I truly believe the company and its management have people at the heart of what they are trying to achieve. The products they will be bringing out in the very near future are very person centered. Their beliefs are very much aligned to mine. Medicines should be tailored to the person's needs and affordable not just cater for the problem it is trying to solve and the profit margins. I have faith in the company's leadership ..."

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 **George Czajkowski**                    Follow

"I believe inflammation management is the key to a healthy and long life. Numerous recent studies have demonstrated the negative effects inflammation has on the body and it's direct relationship with mortality. I believe your company is uniquely positioned to succeed in this relatively new frontier in medicine by focusing on this chronic problem unknowingly suffered by potentially 100's of millions of people worldwide."

 **Richard Goldberg**                    Follow
Invested $275,000 ⓘ

"This is my fourth investment in Sen-Jam. I have followed their progress carefully and I'm frankly amazed at what they've accomplished with a limited resources. It gives me confidence that my investment will ultimately be used wisely, and increases the odds of a very successful monetization. I'm also proud to be funding a company whose success promises to alleviate suffering at a fraction of the cost of other therapeutics. The number of potential applications for their novel combination of e..."

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# Our Team

 **Jim Iversen** Co-Founder, CEO

Serial entrepreneur and innovative disruptor. 5 exits at $80M. Scaled companies from 0-160 employees and to $50M revenue at W&H Systems, Mincron, and AL Systems. Seasoned CEO and global humanitarian. BS Mechanical Engineering.

We are on a mission to revolutionize not just the way we treat pain, but the way the business of pain relief treats humanity. We love the idea: Pharma for the People. Our products treat at the source; preventing symptoms vs. masking them as most therapies do today. And our products are safe & highly affordable. And that's just good for all of us.



### Jackie Iversen Co-Founder, Head of Clinical Development

Pharmacist & clinical research expert in pharmacokinetics & pain management. Leading clinical pain educator. Cited in 20+ scientific publications including Pharmacy Times. Memorial Sloan Kettering Fellow. BS Pharmacy, MS Pharmacy, St. John's University.



### Thomas Dahl, PhD Head of Product Development and Regulatory Affairs

Pharmaceutical clinical development and regulatory expert. Former biotech/pharmaceutical executive at Synta, ViuRX, Arietis, Greatbrook Biotech. Biochemistry & Biology PhD, John Hopkins University.



### Christine Leonard Head of Strategic Communications

Seasoned communications executive. Award-winning experience leading strategic communications for Fortune 500 companies, including agency brand work with AstraZeneca, Teva, Sanofi, & CVS Health & Fidelity Investments, Coca Cola, Disney. BA Philosophy



### Neal Zahn Director of Global Licensing

Global business pioneer. Veteran leading pharmaceutical business development and strategic partnerships. Ex-Triova Pharmaceutical, ArdorCor. BS Business Administration.



### Alexander Wissner-Gross Advisor

Award-winning computer scientist, entrepreneur, Harvard professor, startup advisor & investor. 28 major distinctions, 23 authored publications, & 24 patents. Triple-major Physics, Electrical Engineering & Mathematics BS, MIT. Physics PhD, Harvard.

# Why Sen-Jam?

## 🧬 *Targeting inflammation at its root. Preserving vitality. Unlocking massive value.*

*Sen-Jam is reshaping the future of inflammatory care—delivering a platform-level solution to prevent disease and transform a trillion-dollar economy. It's the right science, the right moment, and the right team to make it real* - and the kind of opportunity that builds generational wealth for those bold enough to believe early.

Sen-Jam Pharmaceutical is at the forefront of a healthcare revolution, addressing the pervasive impacts of chronic inflammation and metabolic disorders, including obesity and related conditions. **Our proprietary PAIR (Pleiotropic Anti-Inflammatory Regulators) Technology offers a groundbreaking approach that works with the body's innate wisdom to modulate inflammation and metabolic dysfunction at their source.** By reducing systemic risks without suppressing the immune system, we deliver transformative solutions that enhance vitality, extend health spans, and redefine how the world heals.

At Sen-Jam, we saw long ago what most of the pharma industry missed: **Inflammation isn't a consequence of disease—it's the cause.** And now, with inflammatory care rising to pharma's #2 global priority (just behind oncology), the world is finally catching up.

This isn't just innovation—it's a redefinition of what medicine should be. While others have focused on chasing symptoms with costly, late-stage interventions, we've focused on restoring balance before dysfunction takes hold. PAIR Technology was born from a radical yet elegant idea: that by calming inflammation early, we could stop disease before it starts.

# 💙 Our Commitment: Passionate About Returns, Relentless About Rewarding Investors

We aren't just building the next generation of inflammation therapeutics — we're committed to returning capital and creating generational wealth for those who join us in our mission. As we approach the next phase of this transformational raise, we're offering exclusive incentives to reward our investor community.

With a 60+-global patent portfolio and multiple lead assets -- including a breakthrough Hangover Prevention Therapeutic embarking on Phase 2 Clinical Trial and Remarkable Upper Respiratory Infection Therapeutic that just completed Phase 2 Clinical Trial, *the opportunity is now.*

# This is a phenomenal moment to make history together, as we change the course of inflammation, for good.



We believe this is a rare inflection point in both medicine and markets—a chance to lead a seismic shift in how the world treats inflammation, and in doing so, extend healthspan for millions.

We've built the platform, secured the science, and now we're inviting investors to join us as we scale.

# Here's a clear look at what we've built, how we're doing it, and why the timing—and opportunity—is so compelling.



**THE WHY**
Chronic inflammation is the **silent driver of decline** behind 75% of modern disease. Biologics suppress. NSAIDs injure. **We rebalance**. With radical safety and fast-acting, system-wide protection. The world needs upstream solutions—and we're first in.

**THE HOW**
Sen-Jam lets investors front-run a seismic shift—from reactive sickcare to proactive system reset—just as regulators, markets, and public demand converge on safer, smarter solutions. We're replacing immunosuppression with harmony, side effects with organ system protection. **This is your chance to be early on the right side of history—and the cap table.**

**THE WHAT**
We're building the first platform of **Precision Immuno-Inflammatory Therapeutics** — designed to **stabilize the immune system**, **protect organs**, and **resolve inflammation at its root**, including **chronic metaflammation**. Replacing outdated NSAIDs and immunosuppressive agents. Safe enough to repeat. Powerful enough to work. Broad enough to scale.

💥 *Think of this like backing a breakthrough before the world catches on—and this one's focused on transforming how we handle pain and inflammation.* **Sen-Jam is a next-gen pharma platform aiming to reshape how the world treats inflammation—and how the pharmaceutical industry treats people. We want to be an end to pharma as perpetuating sick care and ignite an era of healthspan extension and vitality preservation.**

Born from the insight of a visionary pharmacist and research fellow at

Memorial Sloan Kettering, our approach combines two overlooked, FDA-approved molecules into what may be the most significant advancement in anti-inflammatories since aspirin. With a multi-patented platform, a de-risked regulatory path, and products advancing to Phase 2, we're moving at speed to bring safe, scalable, and proprietary inflammation therapeutics to market faster than ever before.

But to bring our vision to life, we had to confront a hard truth: the system we rely on to keep us healthy was never built to prevent illness in the first place.

## 🚨 The Truth? Unchecked inflammation silently erodes health, fueling a system built on sick care. Revolutionizing inflammatory care flips the script to preservation - shifting from treatment to preservation, from reacting to preventing. Because...

## INFLAMMATION IS KILLING US

For too long, modern medicine has waited for symptoms to strike before it responds. The entire system is reactive—designed to manage crises, not prevent them. Inflammation quietly builds in the background, feeding disease after disease, while pharma plays catch-up downstream.

We believe this reactive approach is failing billions. What's needed is a shift—a proactive, upstream intervention that targets the root cause before damage begins.

## MODERN MEDICINE TREATS INFLAMMATION TOO LATE. AND TOO NARROWLY.



## REACTION OVER PREVENTION

Most drugs treat inflammation *after* tissue damage has occurred—leaving a trail of chronic illness.

## SYMPTOM-CENTRIC ECONOMICS

Blockbuster drugs are rewarded for lifetime use, not root-cause resolution.

## THE CATASTROPHIC COST OF DELAY

Tissue is already damaged. Symptoms entrenched. Lives are shortened and large, pervasive conditions are a consequence of unresolved inflammation

## TODAY'S ANTI-INFLAMMATORIES ARE FAILING US

Toxic, filled with side effects, not consistently effective, expensive, fail to stop disease progression and only address the symptoms and narrow mediators

# THE WORLD IS CATCHING UP TO WHAT SEN-JAM HAS KNOWN ALL ALONG: INFLAMMATION IS THE CAUSE OF DISEASE, NOT A CONSEQUENCE OF IT

## 📈 The Inflammation Epidemic Is Massive - Costing Lives and Trillions of Dollars

Inflammation is no longer niche. It's now:

- The **#2 pharma category globally**, second only to cancer
- The hidden culprit behind **50% of global deaths**
- A **$10T+ economic burden**, spanning obesity, addiction, COVID, arthritis, sepsis, and more



Inflammation: The Root of Many Diseases
Inflammation: The Hidden Root of Many Diseases
TIME
INFLAMMATION
THE SECRET KILLER
The New York Times
Inflammation May Be the Root of Our Maladies
INFLAMMATION at the Root of Most Diseases
Science
INFLAMMATION
"Inflammation is not just a marker of underlying disease but a driver of it."
IDEAS • HEALTH
Inflammation May Be the Culprit Behind Our Deadliest Diseases
THE WALL STREET JOURNAL.
THE FUTURE OF EVERYTHING | HEALTH
How 'Inflammaging' Drives Cancer—and Points to New Treatments
Inflammation fuels the high rate of cancer in people over 50, researchers find, leading them to test anti-inflammatories like allergy drugs to fight it
Inflammatory Care is now the #2 pharma concern, second only to Cancer (WHO)

Yet current anti-inflammatories only manage symptoms—too late, too weak, too toxic. **PAIR is different. We prevent progression. We protect vitality. We scale fast.**



ECONOMIC IMPACT OF THIS "INFLAMMATION EPIDEMIC"
The top ten inflammation-driven conditions now siphon off **$3.7 trillion every year in the U.S. alone**—and more than **$10 trillion worldwide**.
That is larger than the entire German economy, lost annually to preventable, immuno-inflammatory derived disease.
Inflammation is *everywhere* and *expensive*, and there is a quantifiable biomarker "dial" that turns cost into lives-saved.
$10.5T
Globally annually
$3.7T
USA annually
Alzheimer's /Dementia
$1T
$360B
Respiratory Diseases
$2.4T
$73B
Cardiovascular Diseases
$1.1T
$252B
Osteoarthritis
$500B
$136B
Cancer
$1.2T
$209B
MASH/ MASLD Liver Disease
$300B
$32B
Substance Use Disorder
$1T
$740B
Obesity/ T2D
$3T
$2.1T
Depression /Anxiety
$1T
$236B
Sleep Disorders
$400B
$95B


Sen-Jam is built on the revolutionary insight of Sen-Jam co-founder and visionary pharmacist, Jackie Iverson RPh MS. After working relentlessly at Memorial Sloan Kettering Cancer Center as a Pain Management Research Fellow, Jackie realized:: ***Why are we treating inflammation so late, when we have the means to prevent it in the first place?*** And from this powerful insight, the SJP platform was born.

> ***"I saw what others didn't: that two proven, long established molecules—combined precisely—could unlock a new frontier in medicine. It's elegant pharmacology built to reset the body before disease begins."***

—Jackie Iversen, RPh, MS, Co-founder & Inventor

Our drugs calm the overactive inflammatory response of an individual's innate immune system, providing broad full body anti-Inflammatory action before it damages tissue, harms organs or spreads into full-on disease.

Where others arrive late, we **intervene early**. Where others suppress, we

rebalance.

## THE SOLUTION: PRECISION IMMUNO-INFLAMMATORY THERAPEUTICS VIA PAIR TECHNOLOGY

The biggest advance in Anti-Inflammatories in 125 years

Spanning acute and chronic care, upstream and systemic inflammation—addressing respiratory illness, pain, addiction, aging, and metabolic dysfunction *with one unifying therapeutic logic.*

**NSAID + MAST-CELL MODULATOR**

### Radically Safe By Design

- Combines a **mast cell modulator** with **an NSAID** for **multi organ-protective effect**
- Protects the **gut barrier**, prevents **immune overactivation**, and **reduces systemic stress**
- Demonstrated safety profile equal to placebo across trials

### Dual Mechanism Singular Impact

- **Upstream:** Calms the immune ignition switch (mast cell + cPLA$_2$ inhibition)
- **Midstream:** Resolves inflammation (prostaglandins, leukotrienes) without suppression or shunting
- **First to address metaflammation and acute inflammation in one therapy**

### A Platform, not a Pill

- One **core technology,** many uniquely calibrated assets
- Modular chemistry, proven safety, fast-tracked via 505(b)(2)
- Low-risk, high-scale model designed for partnership and portfolio expansion

## 🧪 Real Science. Real Results. Ready to Scale.

Jackie's insight didn't just spark a new approach—it launched a platform now backed by both science and strategy. We've published **13 peer-reviewed studies** validating our approach in everything from **opioid withdrawal** and **vaccine side-effect reduction** to **upper respiratory infections** and **metabolic recovery.** Across every test, the emerging data tells the same story: **PAIR works.** And it works without suppressing the immune system.

This isn't theoretical. It's clinically grounded. It's commercially de-risked.

Our model doesn't rely on selling pills—it's built for **platform licensing at scale.** That means **upfront payments, milestones,** and **royalties** from pharma and consumer health partners who want to tap into our IP-protected pipeline. And because our therapeutics repurpose FDA-approved molecules, we leverage the **505(b)(2) fast track** to reduce risk, shorten time to market,

and accelerate revenue generation.

With **FDA-grade manufacturing already secured** via our partner KVK-Tech and IP protections in **23+ countries**, we're not just building a better approach to inflammation—we're making it globally viable, fast.





PORTFOLIO OF 11 ASSETS PROTECTED BY 60+ PATENTS IN 23 COUNTRIES
All Eight Targeted Areas Are Immuno-Inflammation-Driven
01 Metabolic Recovery
02 Opioid Use Disorder
03 Respiratory Infections
04 Coronaviruses
05 Arthritis
06 Vaccine Side Effects
07 Obesity + NASH
08 Premature Aging
INFLAMMATION IS THE ROOT CAUSE OF ALL OF THESE CONDITIONS
TAM = $367BN
SEN-JAM IS THE FIRST TO COMBINE THESE SMALL MOLECULES FOR NEW & UNIQUE APPLICATIONS

## 🧪 Our Pipeline: Broad, De-risked, and Ready to Move

We're advancing **11 assets** across **8 disease categories**, including:

1. **SJP-001**: For alcohol and food overindulgence (Hangover, Metabolic Recovery) → Phase 2
2. **SJP-002C**: For respiratory infections (COVID, RSV, colds) → Phase 2 complete
3. **SJP-005**: For opioid withdrawal → IND-ready
4. **SJP-100**: For hospital rescue, arthritis, aging → Preclinical

5. **SJP-002:** For common cold infections - an area in much need of innovation

These programs are supported by **Duke University**, **NIDA**, **People Science**, and **KVK-Tech**.

## 🎯 Sen-Jam is rewriting the story of inflammatory care—powered by a world-class team on a mission to transform lives.

**BUILT BY SERIAL ENTREPRENEURS, PHARMACISTS, AND PHDS FROM THE WORLD'S TOP RESEARCH & MEDICAL INSTITUTIONS**



The Good Karma Pharma People
JACKIE IVERSEN
RPh MS, Co-Founder, Chief Clinical Officer
Visionary Pharmacist
JIM IVERSEN
Co-Founder, CEO
Business Transformer
THOMAS DAHL
PhD, Head of Regulatory Affairs
Regulatory Expert
NEAL ZAHN
Director of Global Licensing
Global Operator
CHRISTINE LEONARD
Director of Communications
Corporate Strategist
ALEXANDER WISSNER-GROSS
PhD, Advisor
Futurist, Physicist, Advisor
JORIS VERSTER
PhD, Scientific Advisor
International Clinical Expert
FRANCIS FARRAYE
MD, MSC, Scientific Advisor
Physician + GI Thought Leader
ANDREW SCHOLEY
PhD, Scientific Advisor
Brain and Mental Health Expert
GARY ZAMMIT
PhD, Scientific Advisor
Expert Drug Developer
ASHLEY ST JOHN
PhD, Scientific Advisor
Expert Immunologist





































Johns Hopkins University
Massachusetts Institute of Technology
Harvard University
Memorial Sloan Kettering Cancer Center
Cornell University
Boston Medical Center
Mayo Clinic

## Our Edge: Experience, Exit History, and Purpose

- $730M+ in exits by our leadership team

- Deep pharma experience from Sloan Kettering, Harvard, Mayo, MIT

- Advisors from Cornell, Boston Medical, and more

- Clinical insight from bedside to boardroom

- And yes—we call ourselves the **Good Karma Pharma People**

Because for us, **changing the way we treat inflammation means changing the way pharma treats humanity.**

## 💸 Built for Returns. Backed by Science. Ready for Scale.

At Sen-Jam, we aren't just rewriting how the world treats inflammation—we're redefining what investors should expect from breakthrough biotech disrupting a multi-trillion dollar healthcare economy.

We've de-risked our path by repurposing FDA-approved molecules, accelerated timelines via 505(b)(2), and secured over **60 global patents** across a **11-asset platform**. Our **Phase 2-ready programs** in metabolic recovery, respiratory illness, and opioid withdrawal are positioned to unlock licensing opportunities and non-dilutive revenues.

🎯 We're not chasing a drug. We've built a platform.

🏁 This raise doesn't just move us forward—it catapults us beyond the status quo.

For those who join us now, we're offering exclusive perks to reward early conviction. Because when you help lead a health revolution, you should share in the upside.

We are raising capital to execute Phase 2 clinical trials for our three lead assets, as well as to prove to our potential partners and institutional investors that our platform is something consumers want.

Sen-Jam is creating a new category in the [$1.48T pharmaceutical industry](#) by focusing on preventing disease caused by inflammation, instead of treatment. The current global market for anti-inflammatory drugs, [valued at $111B and growing at a CAGR of 9.3%](#), only includes solutions that treat symptoms. We estimate we can capture a larger **$367B opportunity** across the myriad of conditions that have inflammation as the root cause.



## 🌍 Join Us in Redefining What It Means to Heal

If you believe, as we do, that the future of medicine lies in prevention—not reaction—then now is your moment.

Sen-Jam is leading a transformation in how the world understands and treats inflammation, one that doesn't just delay disease but **prevents it, preserves vitality,** and **restores the body's natural balance.**

By modulating inflammation at the source, we're not only reshaping the pharmaceutical model—we're rewriting the human healthspan.

Imagine what a few more healthy, vibrant years could mean for you. For someone you love. For billions worldwide.

We're not just building a platform—we're building a future where medicine empowers people, not just manages pain.

This is the inflection point. And we're inviting you to be part of it.

Watch our video. Learn the vision.

# Invest today—and help us change what's possible.

*Click here to view our investor deck*